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As filed with the Securities and Exchange Commission on August 29, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PENN TREATY AMERICAN CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	23-1664166 (I.R.S. Employer Identification No.)
3440 Lehigh Street Allentown, Pennsylvania 18103 (610) 965-2222 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William W. Hunt, Jr.
President and
Chief Executive Officer
Penn Treaty American Corporation
3440 Lehigh Street
Allentown, Pennsylvania 18103
(610) 965-2222
(Name, address, including zip code, and
telephone number, including area code,
of agent for service)

Copies to:
Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
(215) 665-8500

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, par value $.10 per share	7,000,000 shares	$2.33	$16,310,000	$1,319.48

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of our common stock as reported on the New York Stock Exchange on August 28, 2003.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated August 29, 2003

PROSPECTUS

Penn Treaty American Corporation
3440 Lehigh Street
Allentown, PA 18103
(610) 965-2222

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Penn Treaty American Corporation

7,000,000 Shares
Common Stock

        We may issue shares of common stock to holders of our 6.25% convertible subordinated notes due 2008 (the "Notes") in connection with the conversion of those Notes. If any Notes are converted prior to October 15, 2005, we are required to pay the holders of those Notes an amount equal to the interest that would have been otherwise earned on those Notes between the date of conversion and October 15, 2005, discounted to present value using a rate of 6.25%. We may, at our sole discretion, pay the interest in cash or in shares of common stock. If we elect to pay the interest in common stock, we will determine the number of shares to issue based on a per share value equal to 90% of the average closing prices of the common stock for the five trading days immediately preceding the conversion date. We will not receive any proceeds from the issuance of these shares of common stock.

        Our common stock is traded on the New York Stock Exchange under the symbol "PTA." On August 28, 2003, the last sale price of the common stock, as reported on the New York Stock Exchange, was $2.34 per share.

Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is             .

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling shareholder is offering to sell the shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, references to "we," "us" and "our" refer to Penn Treaty American Corporation and its subsidiaries.

ii

OUR BUSINESS

        This summary highlights information contained or incorporated by reference elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully including the documents incorporated by reference, and you should consider the information set forth under "Risk Factors."

        We are a leading provider of long-term care insurance in the United States. Our principal products are individual, defined benefit accident and health insurance policies covering long-term skilled, intermediate and custodial nursing home and home health care. Our policies are designed to provide meaningful benefits if and when the insured is no longer capable of functioning independently. We also own insurance agencies that sell senior-market insurance products issued by us as well as other insurers.

        We introduced our first long-term nursing home insurance product in 1972 and our first home health care insurance product in 1983. Since then we have innovated several new products designed to meet the changing needs of our customers that were the first of their kind in the long-term care industry. Our primary product offerings are:

  •
  The Assisted Living policy, which provides coverage for all levels of facility care and includes a home health care rider;

  •
  The Personal Freedom® policy, which provides comprehensive coverage for facility and home health care; and

  •
  The Independent Living® policy, which provides coverage for home and community based care furnished by licensed care providers, as well as unlicensed caregivers, homemakers or companions.

        Although nursing home and home health care policies accounted for approximately 96% of our total annualized premiums in-force as of December 31, 2002, we also market and sell life, disability and Medicare supplement products.

        We maintain and administer one of the largest individual long-term care insurance portfolios in the country. Our sales and marketing efforts through our independent agency distribution channels were very successful between 1995 and 2000 as total in-force premiums grew at a compound annual rate of approximately 29% from $102 million to $360 million. Our total in-force premiums were $346 million at June 30, 2003.

        Our premium growth led to diminished surplus levels due to the statutory surplus strain arising from new business generation. In 2001, we ceased new policy sales nationwide as a result of our diminished surplus levels until we formulated a Corrective Action Plan (the "Plan") with the Pennsylvania Insurance Department (the "Department"). Upon the Department's approval of the Plan in February 2002, we recommenced new policy sales in 23 states, including Pennsylvania. We have now recommenced new policy sales in 13 additional states. These 36 states represented approximately 71% in aggregate of our total premium revenue in the six months ended June 30, 2003. In March 2003, we agreed upon terms for the recommencement of sales in California, which is pending subject to certain conditions, which we believe will be satisfied during the fourth quarter of 2003. California represented 14% of our premium revenue in the six months ended June 30, 2003. We are actively working with the remaining states to recommence new policy sales in all jurisdictions.

        As part of the Plan, effective December 31, 2001, we entered into a reinsurance agreement with Centre Solutions (Bermuda) Limited to reinsure, on a quota share basis, substantially all of our respective long-term care insurance policies then in-force. The agreement is subject to certain coverage limitations and an aggregate limit of liability, which may be reduced if we are unable to obtain premium rate increases required by the agreement. The agreement meets the requirements to qualify as reinsurance for statutory accounting, but not for generally accepted accounting principles.

Corporate Information

        We were incorporated in Pennsylvania in 1965. Our principal executive offices are located at 3440 Lehigh Street, Allentown, Pennsylvania 18103. Our telephone number is (610) 965-2222.

ISSUANCE OF COMMON STOCK

        The shares of common stock covered by the registration statement of which this prospectus is a part may be issued in connection with the conversion of our two series of outstanding 6.25% convertible subordinated notes due 2008 before October 15, 2005, as payment of a discounted amount of the interest that would have been paid between the conversion date and October 15, 2005.

        We issued $74,750,000 in aggregate principal amount of 6.25% convertible subordinated notes due 2003 (the "2003 Notes") in a private placement in November 1996. The 2003 Notes were convertible into common stock at conversion price of $28.44 per share. A registration statement on Form S-3 relating to the resale of the 2003 Notes and the common stock issuable upon conversion of the 2003 Notes was declared effective in April 1997.

        In September 2002, we commenced an offer to issue up to $74,750,000 in aggregate principal amount of 6.25% convertible subordinated notes due 2008 (the "Exchange Notes") in exchange for up to all of our then outstanding 2003 Notes. Under the terms of the exchange offer, the Exchange Notes would have terms similar to the 2003 Notes but would mature in October 2008 and be convertible into shares of our common stock at a conversion price of $5.31 per share. The exchange offer transaction was exempt from registration under the Securities Act of 1933, as amended (the "1933 Act"), and the Exchange Notes were not required to be separately registered. We issued approximately $65,793,000 in aggregate principal amount of Exchange Notes in exchange for an equal principal amount of 2003 Notes and called and paid the entire obligation with respect to the approximately $8,957,000 in aggregate principal amount of 2003 Notes which remained outstanding.

        In December 2002, we commenced the sale of additional 6.25% convertible subordinated notes due 2008 (the "Rights Notes") in connection with a rights offering. Under the terms of the offering, the Rights Notes would have terms similar to the Exchange Notes but would be convertible into shares of our common stock at a conversion price of $1.75 per share and, holders who converted their Rights Notes before October 15, 2005 would be entitled to receive an amount of interest that they would have otherwise received until October 15, 2005, discounted to present value using a rate of 6.25%. The Rights Notes were registered on a shelf registration statement. We issued approximately $32,421,000 in aggregate principal amount of Rights Notes. In conjunction with the issuance of the Rights Notes, we modified the terms of the Exchange Notes to make them identical to those of the Rights Notes.

        We refer to the Exchange Notes and the Rights Notes together in this prospectus as the "Notes." We may, at our sole discretion, pay the discounted amount of interest payable upon conversion of Notes prior to October 15, 2005 in cash or in shares of common stock. If we elect to pay the interest in common stock, we will determine the number of shares to issue based on a per share value equal to 90% of the average closing prices of the common stock for the five trading days immediately preceding the conversion date. We will not receive any proceeds from the issuance of these shares of common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements made by us in this prospectus may be considered forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that our expectations are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results of our operations will not differ materially from our expectations. An investment in our securities includes certain risks, which may be specific to us or to the long-term care insurance industry. Factors which could cause actual results to differ from expectations include, among others, our ability to comply with the Corrective Action Plan, the Florida Consent Order, the orders or directives of other states in which we do business or any special provisions imposed by states in connection with the resumption of writing new business, our ability to commute our reinsurance agreement and to recapture our reinsured policies and the accumulated notional experience account balance, whether our Corrective Action Plan will be accepted and approved by all states, our ability to meet our future risk-based capital goals, the adverse financial impact of suspending new business sales, our ability to raise adequate capital to meet regulatory requirements and to support anticipated growth, our ability to refinance, convert or repay the Notes, the cost associated with recommencing new business sales, liquidity needs and debt obligations, the adequacy of our loss reserves and the recoverability of our DAC asset, our ability to sell insurance products in certain states, including California, our ability to resume generating new business in all states, our ability to comply with government regulations and the requirements which may be imposed by state regulators as a result of our capital and surplus levels, the ability of senior citizens to purchase our products in light of the increasing costs of health care, our ability to defend ourself against adverse litigation, and our ability to recapture, expand and retain our network of productive independent agents, especially in light of the suspension of new business.

RISK FACTORS

        Before deciding to invest in our securities, you should consider carefully the risks described below and the risks set forth in this prospectus, as well as other information we include or incorporate by reference in this prospectus and the additional information in the reports that we file with the SEC. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not presently know about, that we currently believe are immaterial or which are similar to those faced by other companies in our industry or business in general, are not specifically identified below, but nevertheless may also adversely impact our business. If any of the risks actually occur, our business, financial condition or future results of operations could be materially and adversely affected. In such case, the price of our securities could decline, and you may lose all or part of your investment.

        Our business could be materially adversely affected if we were unable to continue selling policies or are unsuccessful in recommencing new policy sales in a few key states.

        Historically, our business has been concentrated in a few key states. For the six months ended June 30, 2003, approximately 45% of our premium revenue came from sales of policies in California, Florida and Pennsylvania. In 2001, we ceased policy sales nationwide as a result of our diminished surplus levels until we formulated the Plan with the Department. Although, we have since recommenced new policy sales in 36 states, including Pennsylvania and Florida and are pending final approval in California, we have not yet recommenced new policy sales in 14 other states. We are working with the remaining states to recommence sales in all jurisdictions.

        We have agreed to conditions for the recommencement of business in Pennsylvania and Florida. We recently agreed to conditions, which when met will permit us to recommence sales in California. If we were found not to be in compliance with these conditions, we could be forced to stop new policy sales. Each state insurance department may impose conditions on our recommencing or continuing new policy sales in its state. If we are unable to continue selling new policies in our key states or we are unsuccessful in recommencing new policy sales in any of our remaining key states, our financial condition and results of operations could be materially adversely affected.

        We may not have enough statutory capital and surplus to continue to write business.

        Our continued ability to write business is dependent on maintaining adequate levels of statutory capital and surplus to support the policies we write. Our new business writing typically results in net losses on a statutory basis during the early years of a policy, due primarily to differences in accounting practices between statutory accounting principles and generally accepted accounting principles. The resulting reduction in statutory surplus, or surplus strain, limits our ability to seek new business due to statutory restrictions on premium to surplus ratios and statutory surplus requirements. If we cannot generate sufficient statutory surplus to maintain minimum statutory requirements through increased statutory profitability, reinsurance or other capital generating alternatives, we will be limited in our ability to realize additional premium from new business writing, which could have a material adverse affect on our financial condition and results of operations, or, in the event that our statutory surplus is not sufficient to meet minimum premium to surplus and risk based capital ratios in any state, we could be prohibited from writing new policies in such state.

        We may be unable to service and repay our debt obligations, which could cause a payment default.

        We are an insurance holding company whose assets principally consist of the capital stock of our operating subsidiaries. Our ability to redeem, repurchase or make interest payments on our outstanding debt is dependent upon the ability of our subsidiaries to pay cash dividends or make other cash payments to us. Our insurance subsidiaries are subject to state laws and regulations and an order of the Department, which restrict their ability to pay dividends and make other payments to us.

        We believe that we have sufficient funds to service our debt obligations through at least March 2004, but these funds may be insufficient to meet our interest payments thereafter. If our available funds are insufficient to meet any interest payments, we will need to raise additional capital to fully satisfy parent company liquidity needs, including interest payments on the Notes in April and October of 2004. We will also need to raise additional capital to further service the Notes and provide for other parent company liquidity needs after 2004.

        There can be no assurance that we will be able to access the capital markets to raise funds necessary to meet our future obligations. If we are unable to generate sufficient funds through operations or raise additional capital to meet our debt service obligations or if our assumptions about our ability to service our debt prior to 2004 are not correct, we may default on our debt obligations.

        We could suffer a loss if our premium rates are not adequate and we are unable to obtain necessary state approvals for premium rate increases.

        We set our premiums based on assumptions about numerous variables, including our estimate of the probability of a policyholder's making a claim, the severity and duration of such claim, the mortality rate of our policyholders, the persistency or renewal of our policies in-force, and the amount of interest we expect to earn from the investment of premiums. In setting premiums, we consider historical claims information, industry statistics, and other factors.

        We have commenced efforts to obtain rate increases on certain of our policies, which include some policies that previously received a rate increase. If our actual experience proves to be less favorable than we assumed and we are unable to raise our premium rates, our financial condition and results of operations could be materially adversely affected.

        We generally cannot raise our premiums in any state unless we first obtain the approval of the insurance regulator in that state. Although we have sought and received approval for rate increases in the past, there can be no assurance that we will be able to obtain approval for rate increases from existing requests or requests filed in the future. Consequently, if we are unable to raise our rates because we fail to obtain approval for a rate increase in one or more states, our financial condition and results of operations could be materially adversely affected.

        As a result of any rate increases permitted by state regulators, we could experience anti-selection, which is the lapsation of policies held by healthier policyholders. Anti-selection could cause our actual claims to exceed our expectations based on the higher risk of the remaining policyholders. As a result, our financial condition and results of operations could be materially adversely affected.

        Our reserves for current and future claims may be inadequate and any increase to such reserves could have a material adverse effect on our financial condition and results of operations.

        We calculate and maintain reserves for current and future claims using assumptions about numerous variables, including our estimate of the probability of a policyholder's making a claim, the severity and duration of such claim, the mortality rate of our policyholders, the persistency or renewal of our policies in-force, and the amount of interest we expect to earn from the investment of premiums. The adequacy of our reserves depends on the accuracy of our assumptions. We cannot assure you that actual experience will not differ from the assumptions used in the establishment of reserves. Any variance from these assumptions could have a materially adverse effect on our financial condition and results of operations in the future.

        Our unamortized deferred policy acquisition cost asset may not be fully recoverable, which would result in an impairment charge and could materially adversely affect our financial condition and results of operations.

        In connection with the sale of our insurance policies, we defer and amortize the policy acquisition costs over the related premium paying periods throughout the life of the policy. These costs include all expenses that are directly related to, and vary with, the acquisition of the policy, including commissions, underwriting and other policy issue expenses. The amortization of deferred policy acquisition costs ("DAC") is determined using the same projected actuarial assumptions used in computing policy reserves. DAC can be affected by unanticipated terminations of policies because, upon such terminations, we are required to expense fully the DAC associated with the terminated policies. In addition, we periodically review and update the assumptions underlying DAC and our policy reserves to reflect current assumptions. In the event that we would determine that our DAC is not fully recoverable, we would impair the value of our DAC and would fully expense the impaired amount. As a result, our financial condition and results of operations could be materially adversely affected. At June 30, 2003, unamortized DAC was $166 million.

        Declines in the value of, or the yield on, our notional experience account or our investment portfolio could materially adversely affect our financial condition and results of operations.

        Our reinsurance agreement with Centre Solutions (Bermuda) Limited reinsures (for statutory purposes), on a quota share basis, substantially all of our long-term care insurance policies in-force at December 31, 2001. The reinsurer maintains a notional experience account for our benefit in the event of commutation. The notional experience account reflects the initial premium paid, future premiums collected net of claims, expenses and accumulated investment earnings. The notional experience account balance at June 30, 2003 was approximately $792 million. The notional experience account balance receives an investment credit based on the total return of a series of benchmark indices and hedges, which are designed to match closely the duration of reserve liabilities. As a result, we have experienced, and may continue to experience, significant volatility in our financial condition and results of operations. Subsequent to June 30, 2003, there has been an increase in market rates, which we believe, if sustained, will generate a market loss on the notional experience account.

        Income from our investment portfolio is an element of our overall net income. We are susceptible to changes in market interest rates when cash flows from maturing investments are reinvested at prevailing market rates. If our investments do not perform well, our financial condition and results of operations could be materially adversely affected.

        In addition, in establishing the level of our reserves for future policy claims and benefits, we make assumptions about the performance of our investments. If our investment income or the capital gains in our portfolio are lower than expected, we may have to increase our reserves, which could materially adversely affect our financial condition and results of operations.

        Our reinsurance agreement with Centre Solutions (Bermuda) Limited is subject to an aggregate limit of liability, which, if exceeded, could materially adversely affect our financial condition and results of operations.

        Our reinsurance agreement with Centre Solutions (Bermuda) Limited is subject to certain coverage limitations and an aggregate limit of liability. Moreover, the aggregate limit of liability may be reduced if we are unable to obtain premium rate increases deemed necessary by the provisions of the agreement and if certain other events occur.

        Also, our Plan with the Department requires us to increase our statutory reserves by an additional $125 million, of which $33 million remains to be increased throughout the 2003-2004 period. Although the reinsurance agreement currently provides us with the capacity to accomplish this increase, if the aggregate limit of liability is expected to be exceeded, we would be unable to receive full statutory credit for the cession of our reserves, resulting in the reduction of our statutory surplus and the possible breach of this provision of the Plan.

        In the event that (1) the reinsurer's limit of liability is reduced or exceeded, (2) the reinsurance agreement is cancelled, or (3) our reinsurer is not able to satisfy its obligations to us, our financial condition, results of operations and statutory surplus could be materially adversely affected.

        We may have insufficient capital and surplus to commute our reinsurance agreement with Centre Solutions (Bermuda) Limited, which could materially adversely affect our financial results and cause substantial dilution to shareholders.

        We are entitled to commute (i.e., recapture the reserve liabilities on the underlying policies) our reinsurance agreement with Centre Solutions (Bermuda) Limited on December 31, 2007 or any December 31 thereafter. To be able to do so, we would be required to have amounts of statutory capital and surplus which would support recapturing the statutory liability for such policies. We do not currently have enough statutory capital and surplus to do so. However, we believe, based upon our most recent projections and modeling, it is probable that our business will be sufficiently profitable in the future and that we will have a sufficient amount of statutory capital and surplus to do so by December 31, 2007 or that viable alternatives, such as additional capital issuance or new reinsurance opportunities, are available to enable us to commute the agreement.

        If we do not have a sufficient amount of statutory capital and surplus to commute the agreement on December 31, 2007, the amounts credited against our experience account to Centre Solutions (Bermuda) Limited under the reinsurance agreement will be substantially increased. In addition, in such circumstances, Centre Solutions (Bermuda) Limited would become entitled to exercise a fourth tranche of warrants. The warrants are exercisable for convertible preferred stock which, if converted, and when combined with the conversion of preferred stock issuable upon exercise of the first three tranches of warrants, would result in the issuance to Centre Solutions (Bermuda) Limited of approximately 35% of our common stock outstanding after such issuance on a fully diluted basis. The issuance of such shares would dilute the interest of our existing security holders.

        Our reinsurers may not satisfy their obligations to us, which could materially adversely affect our financial condition and results of operations.

        We obtain reinsurance from unaffiliated reinsurers, in addition to Centre Solutions (Bermuda) Limited, on certain of our policies. Although each reinsurer is liable to us to the extent the risk is transferred to such reinsurer, reinsurance does not relieve us of liability to our policyholders. Accordingly, we bear credit risk with respect to all of our reinsurers. We cannot assure you that our reinsurers will pay all of our reinsurance claims or that they will pay our reinsurance claims on a timely basis. The failure of our reinsurers to make such payments may have a material adverse affect on our financial condition or results of operations.

        We are party to a reinsurance agreement to cede the risk of certain home health care claims that extend beyond 36 months. Reinsurance recoverables related to this treaty were approximately $10 million at June 30, 2003. The reinsurer has notified us that it believes that we are in breach of our current agreement as a result of entering the reinsurance agreement with Centre Solutions (Bermuda) Limited without their prior written approval. We contested this assertion of breach and continue discussions with the reinsurer to reach an equitable resolution. The ultimate resolution of this dispute cannot be determined at this time.

        We may not be able to compete successfully with insurers that have greater financial resources or better financial strength ratings.

        We sell our products in highly competitive markets. We compete with large national insurers, smaller regional insurers and specialty insurers. Many insurers are larger than we are and many have greater resources and better financial strength ratings than we do. Most insurers also have not experienced the regulatory problems we have faced. In addition, we are subject to competition from insurers with broader product lines. We also may be subject, from time to time, to new competition resulting from changes in Medicare benefits, as well as from insurance carriers introducing products similar to those offered by us. Also, the removal of regulatory barriers (including as a result of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999) could result in new competitors entering the long-term care insurance business.

        These new competitors may include diversified financial services companies that have greater financial resources than we do and that have other competitive advantages, such as large customer bases and extensive branch networks for distribution.

        The financial strength ratings assigned to our insurance company subsidiaries by A.M. Best Company, Inc. and Standard & Poor's Insurance Rating Services, two independent insurance industry rating agencies, affect our ability to expand and to attract new business. A.M. Best's ratings for the industry range from "A++ (superior)" to "F (in liquidation)." Standard & Poor's ratings range from "AAA (extremely strong)" to "CC (extremely weak)." A.M. Best and Standard & Poor's insurance company ratings are based upon factors of concern to policyholders and insurance agents and are not directed toward the protection of investors. Our subsidiaries that are rated have A.M. Best ratings of "B- (fair)" and/or Standard & Poor's ratings of "B- (weak)."

        Certain distributors will not sell our products unless we have a financial strength rating of at least "A-." Similarly, certain prospective customers may decline to purchase new policies because of a perceived risk of non-payment of policy benefits due to our financial condition. Our inability to achieve increased ratings could have a material adverse affect on our financial condition and results of operations.

        We may suffer reduced income if governmental authorities change the regulations applicable to the insurance industry.

        Our insurance subsidiaries are subject to comprehensive regulation by state insurance regulatory authorities. The laws of the various states establish insurance departments with broad powers with respect to such things as licensing companies to transact business, licensing agents, prescribing accounting principles and practices, admitting statutory assets, mandating certain insurance benefits, regulating premium rates, approving policy forms, regulating unfair trade, regulating market conduct and claims practices, establishing statutory reserve requirements and solvency standards, limiting dividends, restricting certain transactions between affiliates and regulating the types, amounts and statutory valuation of investments. The primary purpose of such regulation is to protect policyholders, not shareholders.

        State legislatures, state insurance regulators and the National Association of Insurance Commissioners ("NAIC") continually reexamine existing laws and regulations, and may impose changes in the future that materially adversely affect our financial condition and results of operations and could make it difficult or financially impracticable to continue doing business. Some states limit rate increases on long-term care insurance products and other states have considered doing so. Because insurance premiums are our primary source of income, our financial condition and results of operations may be negatively affected by any of these changes.

        Certain legislative proposals could, if enacted or further refined, adversely affect our financial condition and results of operations. These include the implementation of minimum consumer protection standards for inclusion in all long-term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long-term care insurance; and guaranteed consumer access to information about insurers, including lapse and replacement rates for policies and the percentage of claims denied. In addition, recent Federal financial services legislation requires states to adopt laws for the protection of consumer privacy. Compliance with various existing and pending privacy requirements also could result in significant additional costs to us.

        We may not be able to compete successfully if we cannot recruit and retain insurance agents.

        We distribute our products principally through independent agents whom we recruit and train to market and sell our products. We also engage field marketing organizations from time to time to recruit independent agents and develop networks of agents in various states. We compete vigorously with other insurance companies for productive independent agents, primarily on the basis of our financial position, support services, compensation and product features. When we ceased sales in 2001, many of our agents continued the sale of long-term care insurance products issued by our competitors. We may not be able to attract (or in the case of agents who have begun writing long-term care products for our competitors, to re-engage) and retain independent agents to sell our products, especially if we are unable to obtain permission to recommence new policy sales in the 14 states where we are not currently offering new policies. Because our future profitability depends primarily on new policy sales, our business and ability to compete would suffer if we are unable to recruit and retain insurance agents or if we lost the services provided by our marketing agents.

        Litigation may result in financial losses or harm our reputation and may divert management resources.

        Current and future litigation may result in financial losses, harm our reputation and require the dedication of significant management resources. We are regularly involved in litigation. The litigation naming us as a defendant ordinarily involves our activities as an insurer. In recent years, many insurance companies have been named as defendants in class actions relating to market conduct or sales practices, and other long-term care insurance companies have been sued when they sought to implement premium rate increases.

        Our Company and certain of our key executive officers are defendants in consolidated actions that were instituted on April 17, 2001 in the United States District Court for the Eastern District of Pennsylvania by our shareholders, on their own behalf and on behalf of a putative class of similarly situated shareholders who purchased shares of our common stock from July 23, 2000 through and including March 29, 2001. The consolidated amended class action complaint seeks damages in an unspecified amount for losses allegedly incurred as a result of misstatements and omissions allegedly contained in our periodic reports filed with the SEC, certain press releases issued by us, and in other statements made by our officials. The alleged misstatements and omissions relate, among other matters, to the statutory capital and surplus position of our largest subsidiary, Penn Treaty Network America Insurance Company. On July 1, 2002, the defendants filed an answer to the complaint, denying all liability. Plaintiffs filed a motion for class certification on August 15, 2002, which is currently pending. On February 26, 2003, the parties reached an agreement in principle to settle the litigation for $2.3 million, to be paid entirely by our directors and officers liability insurance carrier. The settlement remains subject to documentation and court approval.

        Our Company and its subsidiary, Penn Treaty Network America Insurance Company are defendants in an action in the Fifth Judicial Circuit of the State of Florida in and for Marion County, Civil Division. Plaintiffs filed this matter on January 10, 2003 in Florida State court, on behalf of themselves and a class of similarly situated Florida long-term care policyholders. We removed this case from the Florida State court to United States District Court, Middle District of Florida, Ocala Division. Plaintiffs' motion to remand the case to Florida State Court was granted on June 25, 2003. Plaintiffs claim wrongdoing in connection with the sale of long-term care insurance policies to the Plaintiffs and the Class. Plaintiffs allege claims for reformation, breach of fiduciary duty, breach of the implied duty of good faith and fair dealing, negligent misrepresentation, fraudulent misrepresentation, and restitution. We have filed motions to dismiss for failure to state a claim, lack of personal jurisdiction against the Company, and to strike certain allegations of the complaint as irrelevant and improper. A hearing on these motions has been scheduled for October 9, 2003. While we cannot predict the outcome of this case, it could have a material adverse impact upon our financial condition and results of operations. However, we believe that the complaint is without merit and intend to continue to defend the matter vigorously.

        Our Company and two of our subsidiaries, Penn Treaty Network America Insurance Company and Senior Financial Consultants Company, are defendants in an action instituted on June 5, 2002 in the

United States District Court for the Eastern District of Pennsylvania by National Healthcare Services, Inc. The complaint seeks compensatory damages in excess of $150,000 and punitive damages in excess of $5 million for an alleged breach of contract and misappropriation. The claims arise out of a joint venture related to the AllRisk Healthcare program, which was marketed first by Penn Treaty Network America Insurance Company and then later by Senior Financial Consultants Company. The defendants have denied the allegations of the complaint and will continue to defend the matter vigorously.

        Certain anti-takeover provisions in state law and our Articles of Incorporation may make it more difficult to acquire us and thus may depress the market price of our common stock.

        Our Restated and Amended Articles of Incorporation, the Pennsylvania Business Corporation Law of 1988, as amended, and the insurance laws of states in which our insurance subsidiaries do business contain certain provisions which could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving us difficult, even if such a transaction would be beneficial to the interests of our shareholders, or discourage a third party from attempting to acquire control of us. In particular, the classification and three-year terms of our directors could have the effect of delaying a change in control. Insurance laws and regulations of Pennsylvania and New York, our insurance subsidiaries' states of domicile, prohibit any person from acquiring control of us, and thus indirect control of our insurance subsidiaries, without the prior approval of the insurance commissioners of those states.

        The conversion of the Notes, the exercise of our outstanding warrants and stock options and any future issuances of new shares of our common stock will result in significant dilution to our existing shareholders.

        Our Notes can be converted into approximately 56.1 million shares of our common stock, which would equal approximately 73% of our issued and outstanding shares following such conversion. Also, if holders of our Notes elect to convert their Notes into shares of our common stock prior to October 15, 2005, we may issue up to approximately 7 million additional shares of common stock, representing approximately 8% of our issued and outstanding share following such conversion, as payment of a discounted amount of interest that would otherwise be payable through that date. In addition, we have granted warrants to Centre Solutions (Bermuda) Limited, which are exercisable for preferred stock convertible into 15% of our then outstanding common stock after conversion on a fully diluted basis and an additional 20% of our then outstanding common stock after conversion on a fully diluted basis in the event that we do not commute our reinsurance agreement at or prior to December 31, 2007. We anticipate that to finance the growth of our business adequately, we may offer and sell our shares of common stock in private or public offerings in the future. The occurrence of any or all of the foregoing will result in significant additional dilution to our existing shareholders.

        Upon the conversion of the convertible subordinated notes due 2008, we could be required to reduce certain tax attributes (such as credits, losses, etc.) and thereby owe greater Federal income taxes.

        Depending upon who the owners of the Notes are at the time the Notes are converted into common stock, the Company could be required to reduce certain of its tax attributes (such as credits, losses, etc.) and thereby owe greater taxes. It is not possible for the Company to quantify the impact of such a reduction in tax attributes and the Company is not certain that any such reduction would be required.

USE OF PROCEEDS

        We will not receive any of the proceeds from the issuance of our common stock offered in this prospectus.

DIVIDEND POLICY

        We have not paid dividends on our common stock in the past and do not expect to declare or pay dividends in the foreseeable future.

DESCRIPTION OF COMMON STOCK

        We are currently authorized to issue 150,000,000 shares of common stock, par value $10 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. On August 25, 2003, 24,185,735 shares of our common stock and no shares of our preferred stock were outstanding.

        The following summary description of our common stock is qualified in its entirety by reference to our Restated and Amended Articles of Incorporation, as amended, and our Amended and Restated By-Laws, copies of which are filed as exhibits to our Registration Statement on Form S-1 (Reg. No. 33-92690), our Registration Statement on Form S-3 (Reg. No. 333-22125), in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and our Annual Report on Form 10-K for the year ended December 31, 2002.

Dividends

        Subject to the rights of the holders of preferred stock, if any, the holders of our common stock are entitled to receive dividends and other distributions in cash, stock or property, when, as and if declared by the Board of Directors out of our assets or funds legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

Voting Rights

        At every meeting of shareholders, every holder of our common stock is entitled to one vote per share. Subject to any voting rights which may be granted to the holders of preferred stock, if any, any action submitted to shareholders is approved if the number of votes cast in favor of such action is equal to or exceeds the number of votes required by the provisions of our Articles of Incorporation or by applicable law, subject to applicable quorum requirements. Our Articles of Incorporation require the affirmative vote of at least 67% of the voting power of all of our shareholders for us to amend or repeal any provision of or to add any provision to the Restated and Amended Articles of Incorporation with respect to fundamental corporate transactions including mergers, consolidations and sales of all or substantially all assets. Our Bylaws provide for action by written consent.

Miscellaneous

        The holders of our common stock have no cumulative voting rights or preemptive rights and the common stock is not subject to conversion or redemption.

        The transfer agent and registrar with respect to the common stock is Wachovia Bank, National Association.

        All shares of common stock offered pursuant hereto will, when issued, be fully paid and non-assessable. Our common stock is traded on the New York Stock Exchange under the symbol "PTA."

        The rights evidenced by, and amounts payable with respect to, our common stock may be materially limited or qualified by the rights of any preferred stock issued by us in the future. Our preferred stock may be issued from time to time in one or more series with such designations, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption and the liquidation preference established by our Board of

Directors, without approval of the shareholders, pursuant to the provisions of our Restated and Amended Articles of Incorporation, as amended. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our shareholders.

Anti-Takeover Provisions

        Our Board of Directors is divided into three classes, each of which is comprised of three directors elected for a three-year term, with one class being elected each year. Directors may be removed without cause only with the approval of 67% of the voting power of our shareholders entitled to vote in the election of directors. Any director elected to fill a vacancy, however created, serves for the remainder of the term of the director which he or she replaces.

        Our Restated and Amended Articles of Incorporation, as amended, require the affirmative vote of shareholders owning at least 67% of the outstanding shares of our common stock in order for us to: amend or repeal any provision of or to add any provision to the Restated and Amended Articles of Incorporation, as amended; merge or consolidate with another corporation, other than a wholly-owned subsidiary; exchange shares of our common stock in such a manner that a corporation, person or entity acquires the issued or outstanding shares of our common stock pursuant to a vote of shareholders; sell, lease, convey, encumber or otherwise dispose of all or substantially all of our property or business; or dissolve or liquidate.

        In addition, the Restated and Amended Articles of Incorporation, as amended, permit the Board of Directors to oppose a tender offer or other offer for our securities, and allow the Board to consider any pertinent issue in determining whether to oppose any such offer.

        Pursuant to our Amended and Restated By-laws, shareholder nominations for election to the Board of Directors must be made in writing and delivered or mailed to our President not less than fifty days nor more than seventy-five days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than fifty days' notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the President not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed.

        The Pennsylvania Business Corporation Law of 1988, as amended (the "1988 BCL"), includes certain shareholder protection provisions, some of which apply to us and two of which, relating to "Disgorgement by Certain Controlling Shareholders" and "Control Share Acquisitions," we have specifically opted out of pursuant to an amendment to our Amended and Restated By-laws. The following is a description of those provisions of the 1988 BCL that still apply to us and that may have an anti-takeover effect. This description of the 1988 BCL is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the 1988 BCL.

  (i)
  The control transaction provisions allow holders of voting shares of a corporation to "put" their stock to an acquirer for fair value in the event of a control transaction (the acquisition of twenty percent of the voting stock of the corporation). Fair value is defined as not less than the highest price paid by the acquirer during a certain 90-day period.

  (ii)
  An interested shareholder (the beneficial owner of twenty percent of the voting stock either of a corporation or an affiliate of the corporation who was at any time within the five-year period immediately prior to the date in question the beneficial owner of twenty percent of the voting stock of the corporation) cannot engage in a business combination with the corporation for a period of five years unless: (a) the board approves the business combination or the acquisition of shares in advance, (b) if the interested shareholder owns eighty percent of such stock, the business combination is approved by a majority of the disinterested shareholders and the transaction satisfies certain "fair price" provisions or (c) the business combination is approved by all shareholders. After the five-year period, the same restrictions apply, unless the transaction either is approved by a majority of the disinterested shareholders or is approved by a majority of all shareholders and satisfies the fair price provisions.

  (iii)
  Corporations may adopt shareholders' rights plans with discriminatory provisions (sometimes referred to as poison pills) whereby certain options to acquire shares or corporate assets are created and issued. These options contain terms that limit persons owning or offering to acquire a specified percentage of outstanding shares from exercising, converting, transferring or receiving the options and allows the exercise of the options to be limited to shareholders or triggered based upon control transactions. Such poison pills take effect only in the event of a control transaction. Such poison pills may be adopted by the Board without shareholder approval.

  (iv)
  In taking action with respect to tender offers or takeover proposals (as for any other action), directors may, in considering the best interests of the corporation, consider the effects of any action upon shareholders, employees, suppliers, customers, creditors, communities where offices or other establishments of the corporation are located and all other pertinent factors.

  (v)
  Shareholders of a corporation no longer have a statutory right to call special meetings of shareholders or to propose amendments to the articles.

        The foregoing provisions may discourage certain types of transactions that involve a change of control and ensure a measure of continuity in the management of our business and affairs. While we do not currently have a shareholder rights plan or poison pill, the effect of the above-described provisions may be to deter hostile takeovers at a price higher than the prevailing market price for our common stock and to permit our current management to remain in control. In some circumstances, certain shareholders may consider these anti-takeover provisions to have disadvantageous effects. Tender offers or other non-open market acquisitions of stock are frequently made at prices above the prevailing market price of the target's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. Anti-takeover provisions may discourage any or all of such acquisitions, particularly those of less than all of our shares, and may thereby deprive certain holders of our common stock of any opportunity to sell their stock at a temporarily higher market price.

        Pursuant to an amendment to our Amended and Restated By-laws, we opted out of two additional statutory anti-takeover provisions. The first, titled "Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control," would otherwise allow us to recover all profits derived by any person or group that acquired or disclosed an intention to acquire voting power over twenty percent of our equity securities on certain dispositions of any of our securities acquired within two years prior or eighteen months after acquiring such control or announcing an intention to that effect. The second, titled "Control-Share Acquisitions," would otherwise suspend certain voting rights of a shareholder when his or her ownership of our securities crossed any of three thresholds (20%, 33 1/3% or 50%). The voting rights are held in abeyance until the shareholders holding a majority of disinterested shares vote to restore them. The inapplicability of these provisions mitigates somewhat the deterrence of hostile anti-takeover attempts at prices in excess of the prevailing market prices and lessens the ability of current management to retain control.

        In addition to provisions of the 1988 BCL, the Pennsylvania Insurance Code provides that no person may acquire control of us unless such person has given prior written notice to us and received the prior approval of the Pennsylvania Insurance Commissioner. Any purchaser or holder of shares is presumed to have acquired such control unless the Pennsylvania Insurance Commissioner, upon receipt of an application, has determined otherwise.

PLAN OF DISTRIBUTION

        We may issue shares of common stock to holders of our Notes in connection with the conversion of those Notes. If any Notes are converted prior to October 15, 2005, we are required to pay the holders of those Notes an amount equal to the interest that would have been otherwise earned on those Notes between the date of conversion and October 15, 2005, discounted to present value using a rate of 6.25% with simple interest over a 360 day year. We may, in our sole discretion, pay the interest in cash or in shares of common stock. If we elect to pay the interest in common stock, we will determine the number of shares to issue based on a per share value equal to 90% of the average closing prices of the common stock for the five trading days immediately preceding the conversion date. We will not receive any proceeds from the issuance of these shares of common stock.

LEGAL MATTERS

        Jane M. Bagley, Esquire, Vice President and Corporate Counsel of Penn Treaty American Corporation, will pass on the validity of the common stock offered with this prospectus.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file annual, quarterly and current reports and other information with the SEC. We have also filed with the SEC a registration statement on Form S-2 under the Securities Act relating to the offer and sale of common shares under this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. You should read these exhibits for a more complete description of the matters involved. Our reports, the registration statement and the exhibits and schedules to the registration statement filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the SEC's public reference facility by calling 1-800-SEC-0330. Our reports, the registration statement and other information filed by us with the SEC are also available at the SEC's Website on the Internet at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange under the symbol "PTA."

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

  •
  Annual Report on Form 10-K for the year ended December 31, 2002;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

  •
  Current Reports on Form 8-K filed on January 23, 2003, February 6, 2003 and February 12, 2003.

  •
  Proxy Statement for the 2003 Annual Meeting of Shareholders; and

  •
  The description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

        Our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 accompany this prospectus. You may request copies of the other documents incorporated by reference, at no cost, by writing to or telephoning us at the address and telephone number below. We will provide copies of the exhibits to these filings only if they are specifically incorporated by reference in these filings.

            Penn Treaty American Corporation
            Attention: Cameron B. Waite
            Executive Vice President and Chief Financial Officer
            3440 Lehigh Street
            Allentown, PA 18103
            (610) 965-2222

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement, all of which shall be borne by us. All of the expenses listed below, except the SEC registration fee, represent estimates only.

Estimated
SEC registration fee	$1,319

Transfer agent fees	1,500
Printing and engraving expenses	3,000
Accounting fees and expenses	5,000
Legal fees and expenses	10,000
Miscellaneous fees and expenses	4,181

Total	$25,000

Item 15.    Indemnification of Directors and Officers.

        Sections 1741 to 1750 of the Pennsylvania Business Corporation Law of 1988, as amended, permit indemnification of directors, officers, employees and agents of a corporation under certain conditions and subject to certain limitations.

        Under the provisions of our Amended and Restated Bylaws, as amended, each person who is or was a director, officer, employee or agent of us shall be indemnified by us against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding (other than an action by or in right of us) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        In connection with the defense or settlement of a suit brought by or in the right of us, our bylaws provide that each person who is or was a director, officer, employee or agent of us shall be indemnified only against expenses including attorney's fees incurred in the defense or settlement of such suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest except that if such a person is adjudged to be liable in such a suit for negligence or misconduct in the performance of his or her duty to us, he or she cannot be indemnified unless the Court of Common Pleas of the county in which our registered office is located or any other court in which such action or suit was brought determines that he or she is fairly and reasonably entitled to indemnity for such expenses.

        Under the provisions of our Amended and Restated Bylaws, as amended, our directors shall have no personal liability to us or our shareholders for monetary damages for any action taken unless they have breached their duty of good faith or duty of loyalty or failed to perform the duties of their offices and/or their breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

        Our Amended and Restated Bylaws, as amended, provide that expenses incurred by an officer, director, employee or agent of us in defending a civil or criminal action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

        In addition, to the extent that an officer, director, employee or agent of us is successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is our director, officer, employee or agent, our bylaws provide that he or she shall be indemnified against expenses, including attorneys' fees actually and reasonably incurred in connection therewith.

        We maintain director and officer insurance with respect to those claims described above in customary amounts.

        The foregoing summaries are necessarily subject to the complete text of the relevant document or statute.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 033-14214) filed on May 12, 1987).
4.2	Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 033-92690) filed on May 24, 1995).
4.3
Amendment to Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1(b) to the Company's Registration Statement on Form S-3 (File No. 333-22125) filed on February 20, 1997).
4.4
Amendment to Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 2001).
4.5
Amendment to Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1b to the Company's Annual Report on Form 10-K (File No. 001-14681) for the year ended December 31, 2002).
4.6	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-3 (File No. 333-22125) filed on February 20, 1997).
5.1	Opinion of Jane M. Bagley, Esquire.
10.1
Penn Treaty American Corporation 1995 Participating Agent Stock Option Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-92690) filed on June 27, 1995).
10.2
Penn Treaty American Corporation Employee Incentive Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-89927) filed on October 29, 1999).
10.3
Penn Treaty American Corporation 2002 Incentive Stock Option Plan (incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A (File No. 001-14681) filed on April 30, 2002).
10.4
Regional General Agents' Contract dated August 1, 1971 between Penn Treaty Life Insurance Company and Irving Levit of the Irv Levit Insurance Management Corporation, as amended on August 15, 1971, May 26, 1976 and June 16, 1987, and by an undated override commissions schedule (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K (File No. 001-14681) for the year ended December 31, 1989).
10.5
Mortgage in the amount of $2,450,000 dated September 13, 1988 between Penn Treaty Life Insurance Company and Merchants Bank, N.A. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 33-32153 filed on November 17, 1989).

10.6
Investment Counseling Agreement dated May 3, 1995 between Penn Treaty American Corporation and James M. Davidson & Company (incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-92690) filed on May 24, 1995).
10.7
Form of Change of Control Agreements with Cameron Waite and James Heyer (incorporated by reference to Exhibit 10.46 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 1998).
10.8
Change of Control Employment Agreement with William W. Hunt, Jr. (incorporated by reference to Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 2001).
10.9	Change of Control Employment Agreement Bruce Stahl (incorporated by reference to Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 2001).
10.10
Terms of the Company's Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, Series A-3 Convertible preferred Stock and Series A-4 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.11
Warrant to Purchase the Company's Series A-1 Convertible Preferred Stock granted to Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.12
Warrant to Purchase the Company's Series A-2 Convertible Preferred Stock granted to Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.13
Warrant to Purchase the Company's Series A-3 Convertible Preferred Stock granted to Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.14
Warrant to Purchase the Company's Series A-4 Convertible Preferred Stock granted to Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.15
Supplemental Letter Agreement between the Company and Centre Solutions (Bermuda) Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.16
Reinsurance Agreement between the Company and Centre Solutions (Bermuda) Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.17
Reinsurance Agreement between the Company and Centre Solutions (Bermuda) Limited (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q/A (File No. 001-14681) for the quarter ended September 30, 2002).

10.18
Investor Rights Agreement between the Company and Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.19
Consulting Agreement, dated as of April 28, 2003, between Penn Treaty American Corporation and Irving Levit (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended March 31, 2003).
11.1	Statement re Computation of Per Share Earnings (incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 2003).
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Jane M. Bagley, Esq. (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes:

        (1)    To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and/or

          (iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allentown, Commonwealth of Pennsylvania, on August 29, 2003.

PENN TREATY AMERICAN CORPORATION
By:	/s/ WILLIAM W. HUNT, JR. William W. Hunt, Jr. President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William W. Hunt, Jr. and Cameron B. Waite, and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement relating to any offering made pursuant to this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ William W. Hunt, Jr. William W. Hunt, Jr.	President, Chief Executive Officer and Director (principal executive officer)	August 29, 2003
/s/ Cameron B. Waite Cameron B. Waite	Executive Vice President and Chief Financial Officer (principal financial officer)	August 29, 2003
/s/ Mark Cloutier Mark Cloutier	Vice President and Chief Accounting Officer (principal accounting officer)	August 29, 2003
/s/ Michael F. Grill Michael F. Grill	Vice President, Treasurer and Director (principal accounting officer)	August 29, 2003
Gary E. Hindes	Chairman of the Board and Director	August 29, 2003
Irving Levit	Founding Chairman and Director	August 29, 2003
/s/ Jack D. Baum Jack D. Baum	Vice President of Agency Management and Director	August 29, 2003
Alexander M. Clark	Director	August 29, 2003
/s/ Francis R. Grebe Francis R. Grebe	Director	August 29, 2003
Matthew W. Kaplan	Director	August 29, 2003
/s/ Domenic P. Stangherlin Domenic P. Stangherlin	Director	August 29, 2003

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 033-14214) filed on May 12, 1987).
4.2	Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 033-92690) filed on May 24, 1995).
4.3
Amendment to Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1(b) to the Company's Registration Statement on Form S-3 (File No. 333-22125) filed on February 20, 1997).
4.4
Amendment to Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 2001).
4.5
Amendment to Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1b to the Company's Annual Report on Form 10-K (File No. 001-14681) for the year ended December 31, 2002).
4.6	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-3 (File No. 333-22125) filed on February 20, 1997).
5.1	Opinion of Jane M. Bagley, Esquire.
10.1
Penn Treaty American Corporation 1995 Participating Agent Stock Option Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-92690) filed on June 27, 1995).
10.2
Penn Treaty American Corporation Employee Incentive Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-89927) filed on October 29, 1999).
10.3
Penn Treaty American Corporation 2002 Incentive Stock Option Plan (incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A (File No. 001-14681) filed on April 30, 2002).
10.4
Regional General Agents' Contract dated August 1, 1971 between Penn Treaty Life Insurance Company and Irving Levit of the Irv Levit Insurance Management Corporation, as amended on August 15, 1971, May 26, 1976 and June 16, 1987, and by an undated override commissions schedule (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K (File No. 001-14681) for the year ended December 31, 1989).
10.5
Mortgage in the amount of $2,450,000 dated September 13, 1988 between Penn Treaty Life Insurance Company and Merchants Bank, N.A. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 33-32153 filed on November 17, 1989).
10.6
Investment Counseling Agreement dated May 3, 1995 between Penn Treaty American Corporation and James M. Davidson & Company (incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-92690) filed on May 24, 1995).
10.7
Form of Change of Control Agreements with Cameron Waite and James Heyer (incorporated by reference to Exhibit 10.46 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 1998).
10.8
Change of Control Employment Agreement with William W. Hunt, Jr. (incorporated by reference to Exhibit 10.48 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 2001).

10.9
Change of Control Employment Agreement Bruce Stahl (incorporated by reference to Exhibit 10.49 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended on June 30, 2001).
10.10
Terms of the Company's Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, Series A-3 Convertible preferred Stock and Series A-4 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.11
Warrant to Purchase the Company's Series A-1 Convertible Preferred Stock granted to Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.12
Warrant to Purchase the Company's Series A-2 Convertible Preferred Stock granted to Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.13
Warrant to Purchase the Company's Series A-3 Convertible Preferred Stock granted to Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.14
Warrant to Purchase the Company's Series A-4 Convertible Preferred Stock granted to Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.15
Supplemental Letter Agreement between the Company and Centre Solutions (Bermuda) Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.16
Reinsurance Agreement between the Company and Centre Solutions (Bermuda) Limited (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.17
Reinsurance Agreement between the Company and Centre Solutions (Bermuda) Limited (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company's Quarterly Report on Form 10-Q/A (File No. 001-14681) for the quarter ended September 30, 2002).
10.18
Investor Rights Agreement between the Company and Centre Strategic Investment Holdings Limited (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-14681) filed on February 21, 2002).
10.19
Consulting Agreement, dated as of April 28, 2003, between Penn Treaty American Corporation and Irving Levit (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended March 31, 2003).
11.1	Statement re Computation of Per Share Earnings (incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-14681) for the quarter ended June 30, 2003.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Jane M. Bagley, Esq. (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

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Subject to Completion, Dated August 29, 2003
Penn Treaty American Corporation 7,000,000 Shares Common Stock
Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 3.
TABLE OF CONTENTS
OUR BUSINESS
ISSUANCE OF COMMON STOCK
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
DESCRIPTION OF COMMON STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION WE FILE WITH THE SEC
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX